Exhibit A

Attachment to Item 77H:  submission to a vote of security holders.

A special meeting of shareholders of the Kaufmann Fund, Inc. was held at the offices of Pepper Hamilton LLP, 3000 Two Logan Square, 18th & Arch Streets, Philadelphia, PA 19103 on April 6, 2001 at 2:00 P.M. The meeting was adjourned and re-convened on April 16, 2001. Shareholders voted on the following proposal as indicated below:

To approve or disapprove a proposed Agreement and Plan of Reorganization between the Kaufmann Fund and the Federated
Kaufmann Fund, a newly organized series of Federated Equity Funds.

	Shares voted FOR:	512,277,780
	Shares Voted AGAINST:	45,775,286
	Shares ABSTAINED:	22,943,522


Attachment to Item 77H:  change of control of registrant

During the fiscal semi-period ended June 30, 2001, the registrant was reorganized into the Federated Kaufmann Fund, a newly organized series of the Federated Equity Funds (File Number 811-4017). The reorganization became effective on April 17, 2001.